Exhibit 3.1

AMENDMENT TO BY-LAWS
Effective June 25, 2015

RESOLVED, that Section 1 of Article IV of the by-laws of the Corporation be and hereby is amended to read in its entirety as follows:

“SECTION 1. NUMBER. The officers of the corporation shall be a chairman of the board, a chief executive officer, one or more presidents, a chief operating officer, a chief financial officer, one or more vice presidents, a treasurer, a secretary, and such other officers and such assistant or administrative officers as may be elected or appointed as hereinafter provided. Any two or more offices may be held by the same person.”

FURTHER RESOLVED, that Section 7 through Section 12, respectively, of Article IV of the by-laws of the Corporation be and hereby are redesignated Section 8 through Section 13, respectively.

FURTHER RESOLVED, that a new Section 7 of Article IV of the by-laws of the Corporation be and hereby is inserted reading in its entirety as follows:

“SECTION 7. CHIEF OPERATING OFFICER. The chief operating officer shall have responsibility for the day-to-day operations of the business of the corporation and in general perform all duties incident to the office of chief operating officer and such other duties as from time to time may be assigned by the board of directors, the chairman of the board, or the chief executive officer.”